UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121–11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 19, 2005	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2005	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Provides Update on Gold Operation in Kyrgyz Republic

Saskatoon, Saskatchewan, Canada, July 19, 2005 . . . . . . . . . . . . . . .

Cameco Corporation provided an update today on its subsidiary’s gold interests in the Kyrgyz Republic. Cameco holds 53% of Centerra Gold Inc, which in turn owns 100% of the Kumtor mine located in the Kyrgyz Republic. This update follows a visit by Centerra’s senior management to the Krygyz Republic and is issued in tandem with a Centerra news release.

The complex political situation in the Kyrgyz Republic continues to evolve. As expected, the acting President, Mr. Kurmanbek Bakiev, won a landslide victory at the presidential elections held on July 10, 2005. As the new government becomes established, Centerra expects there will be less political uncertainty related to the Kumtor mine. Nevertheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the mine has been and continues to be a focus of political debate. There can be no assurance that the mine will not be affected by the political situation in the country.

In Cameco’s first quarter management’s discussion and analysis, we reported on requests for information from the State Auditing Chamber in connection with its inquiries into the Kumtor restructuring. Since then, the interim government, formed after the departure from office of President Askar Akayev in March 2005, made further information requests. The attorney general’s office requested documents from Kumtor Operating Company (Centerra subsidiary) and Centerra as part of a criminal investigation into alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn JSC (the state-owned entity that formerly held two-thirds of the project and now owns 15.7% of Centerra), Kumtor Gold Company and Kumtor Operating Company. The investigation is based on previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra is being responsive to these requests.

Centerra is not aware of any basis for any allegation of criminal conduct. The Kumtor restructuring involved several multilateral financial institutions and was approved by government decrees and supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring. Centerra and Cameco have complete confidence in the validity of the restructuring agreements with the government. Disputes about such agreements are subject to resolution by international arbitration. Furthermore, Mr. Bakiev, prior to the presidential elections, stated on several occasions that the Kyrgyz Republic will honour its agreements with foreign investors.

The interim government established a commission in April to inquire into the former president’s assets. The commission has published a report on its findings that does not contain any allegations against Centerra or its Kyrgyz subsidiaries, or Cameco.

We will provide a further update in our second quarter management’s discussion and analysis on developments in the Kyrgyz Republic that may affect Centerra’s operations and on the scheduled tax inspections mentioned in our first quarter management’s discussion and analysis. A tax assessment is expected in the near future.

The Kumtor gold mine continues to function normally.

Cameco Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Forward-Looking Information
Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316